CERTIFICATE OF ELIMINATION
OF THE
SERIES C PARTICIPATING PREFERRED STOCK
OF
WEBSTER FINANCIAL CORPORATION

Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware

          Webster Financial Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the Delaware General Corporation Law (the “Delaware Corporation Law”), hereby certifies as follows:
          FIRST: Pursuant to Section 151 of the Delaware Corporation Law and authority granted in the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the Board of Directors of the Corporation previously designated 14,000 shares of preferred stock as Series C Participating Preferred Stock, par value $.01 per share (the “Series C Stock”), and established the powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof as set forth in the Certificate of Designation of the Series C Stock (the “Series C Certificate of Designation”), with respect to such Series C Stock, which Series C Certificate of Designation was filed in the office of the Secretary of State of the State of Delaware and is in full force and effect on the date hereof. None of the authorized shares of Series C Stock are outstanding and none will be issued.

          SECOND: Pursuant to the authority conferred on the Board of Directors of the Corporation by the Certificate of Incorporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation, on December 20, 2005, duly adopted the following resolutions authorizing the elimination of said Series C Stock:
RESOLVED, that pursuant to the authority conferred on the Board of Directors of the Corporation by the provisions of Section 151 of the Delaware General Corporation Law (“DGCL”), effective upon expiration of the Rights Agreement the Board of Directors hereby eliminates the Series C Participating Preferred Stock, par value $,01 per share (the “Series C Stock”), none of which is currently outstanding and none of which will be issued, and that, pursuant to the DGCL, upon such elimination such shares of Series C Stock shall resume the status that they held prior to their initial designation.
RESOLVED, that the appropriate officers of the Corporation, or any one or more of them, hereby are authorized, in the name and on behalf of the Corporation, pursuant to Section 151(g) of the DGCL, upon expiration of the Rights Agreement, to execute and file a Certificate of Elimination of the Series C Stock of the Corporation with the Secretary of State of the State of Delaware which shall have the effect when filed with the Secretary of State of the State of Delaware of eliminating from the Certificate of Incorporation all matters set forth in the Certificate of Designation of the Series C Stock with respect to such Series C Stock.
          THIRD: That in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Certificate of Incorporation of the Company is hereby amended to eliminate all references to the Series C Stock.

          IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its duly authorized officer, as of the 6th day of February, 2006.

WEBSTER FINANCIAL CORPORATION
By:	/s/ William J. Healy
William J. Healy
Executive Vice President and Chief Financial Officer